
N
Alberta
Fort McMurray
Fort McMurray

1:750,000

0 5 10 15 20 km

LEGEND

- Roads
- Lakes and Rivers
- Birch Mountain Metallic and Industrial Mineral permits
- Birch Mountain Metallic and Industrial Mineral leases
- Birch Mountain Metallic and Industrial Mineral permit applications
- Birch Mountain Metallic and Industrial Mineral lease applications

Permits, Leases and Applications as at Dec 31, 2006

Date: Dec 18, 07

Author: KAM